INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Innovative Recordings, LLC
d/b/a Potomac Food and Beverage
Los Angeles, CA

We have reviewed the accompanying financial statements of Innovative Recordings, LLC (a limited liability company) d/b/a Potomac Food and Beverage, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA,
PLLC Dallas, TX
June 29, 2022

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ 73,151	$ 124,288
Accounts Receivable	41,011	4,763
Prepaid Expenses	4,567	-
TOTAL CURRENT ASSETS	118,729	129,051
NON-CURRENT ASSETS		
Fixed Assets	-	152,421
Accumulated Depreciation	-	(30,484)
TOTAL NON-CURRENT ASSETS	-	121,937
TOTAL ASSETS	$ 118,729	$ 250,988
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	53,626	31,484
Deferred Income Taxes	26,280	18,980
Other Current Liabilities	-	2,963
TOTAL CURRENT LIABILITIES	79,906	53,427
TOTAL LIABILITIES	79,906	53,427
MEMBERS' EQUITY		
Contributed Capital	(82,537)	69,884
Retained Earnings	121,358	127,674
TOTAL MEMBERS' EQUITY	38,821	197,558
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 118,729	$ 250,988

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

		2021		2020
Operating Income				
Sales	$	654,269	$	635,578
Cost of Goods Sold		160,400		137,352
Gross Profit		493,869		498,226
Operating Expense				
Research & Development		110,000		-
Legal & Professional		82,500		98,000
Payroll		75,263		65,000
General & Administrative		58,479		130,063
Depreciation		30,484		30,484
Rent		30,001		30,000
Advertising & Marketing		10,121		17,005
		396,848		370,552
Net Income from Operations		97,021		127,674
Other Expense				
Loss on Disposal of Equipment		(91,453)		-
Net Income	$	5,568	$	127,674

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Income For The Period	$ 5,568	$ 127,674
Depreciation	30,484	$ 30,484
Change in Accounts Payable	22,142	31,484
Change in Deferred Income Taxes	7,300	18,980
Change in Other Current Liabilities	(2,963)	2,963
Change in Prepaid Expenses	(4,567)	-
Change in Accounts Receivable	(36,248)	(4,763)
Net Cash Flows From Operating Activities	21,716	206,822
Cash Flows From Investing Activities		
(Acquisition)/Disposal of Fixed Assets	91,453	(152,421)
Net Cash Flows From Investing Activities	91,453	(152,421)
Cash Flows From Financing Activities		
Non-Cash Adjustment	10,258	-
Increase in Contributed Capital	-	69,884
Issuance of Dividends	(22,142)	-
Draws on Contributions	(152,421)	-
Net Cash Flows From Financing Activities	(164,305)	69,884
Cash at Beginning of Period	124,288	-
Net Increase (Decrease) In Cash	(51,136)	124,288
Cash at End of Period	$ 73,151	$ 124,288

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at December 31, 2019	$ -	$ 146,372	$ 146,372
Issuance of Contributions	69,884		69,884
Issuance of Dividends		(146,372)	(146,372)
Net Income		127,674	127,674
Balance at December 31, 2020	$ 69,884	$ 127,674	$ 197,558
Draws on Contributions	(152,421)		(152,421)
Issuance of Dividends		(22,142)	(22,142)
Net Income		5,568	5,568
Non-Cash Adjustment		10,258	10,258
Balance at December 31, 2021	$ (82,537)	$ 121,358	$ 38,821

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Innovative Recordings, LLC ("the Company") is a limited liability company organized in the District of Columbia. The Company operates as a production company with over 20 years of creating compelling music and video productions. The Company collaborates with businesses, musicians, government agencies, and not for profits to provide services from concept to completion.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue once performance obligation is satisfied.

The Company's revenue is derived from its multi-media services.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

In 2021, the Company fully disposed its donated equipment due to age and lack of functionality. A loss was recognized in the amount of $91,453.

Adjustment to Retained Earnings

A non-cash adjustment was required during 2021. The Company incorrectly recognized insurance costs and accumulated depreciation that did not meet the requirements under GAAP and were therefore corrected.

Leases

The Company currently occupies multiple office spaces under non-cancellable operating leases. The leases expire between 2021 through 2024 and may be renewed at the option of the Company at the then-current market rate. Future total monthly payments due under the leases are as follows:

2022: $4,309
2023: $4,309
2024: $2,225

Advertising

The Company records advertising expenses in the year incurred.

Deferred Income Taxes

The Company has incurred taxes that are yet to be paid. The Company has reserved money to pay for the future expense.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the District of Columbia.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 29, 2022, the date that the financial statements were available to be issued.